

Mail Stop 4561

October 18, 2017

Dr. Calvin H. Knowlton, Ph.D.
Chief Executive Officer
Tabula Rasa HealthCare, Inc.
228 Strawbridge Drive, Suite 100
Moorestown, New Jersey 08057

> **Re: Tabula Rasa HealthCare, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 16, 2017**
> **File No. 333-220965**

Dear Dr. Knowlton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

Sincerely,

/s/ Barbara C. Jacobs for

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Kevin S. Shmelzer
     Morgan, Lewis & Bockius LLP